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                                      File No. 70-8783


                SECURITIES AND EXCHANGE COMMISSION
                    450 Fifth Street, N. W.
                       Washington, DC 20549



                         AMENDMENT NO. 3

                                TO

                             FORM U-1


                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                   NEW ENGLAND ELECTRIC SYSTEM
                               and
               NEW ENGLAND ELECTRIC RESOURCES, INC.
            (Name of companies filing this statement)



       25 Research Drive, Westborough, Massachusetts 01582
             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

          (Name of top registered holding company parent of the participating companies herein)







Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                         25 Research Drive
Westborough, MA 01582                   Westborough, MA 01582


           (Names and addresses of agents for service)


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Item 6 (a) is hereby amended by supplying the following Exhibit attached hereto:


          Exhibit F Opinion of Counsel

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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 3 to Form U-1 Application/Declaration (Commission's File No. 70-8783) to be signed on their behalf, as indicated, by the undersigned officers thereunto duly authorized by such companies.

                                   NEW ENGLAND ELECTRIC SYSTEM


                                       s/Michael E. Jesanis
                                   By
                                      Michael E. Jesanis
                                      Treasurer


                                   NEW ENGLAND ELECTRIC RESOURCES, INC.


                                       s/John G. Cochrane
                                   By
                                      John G. Cochrane
                                      Treasurer


Date:  March 12, 1996












The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.